FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago. March 8, 2013.

Ger. Gen. N° 54/2013

Mr. Fernando Coloma Correa

Superintendent

Superintendence of Security and Insurance

Av. Libertador Bernardo O'Higgins 1449

Santiago, Chile

REF: Information on the Ordinary Shareholders’ Meeting

Dear Sir:

In accordance with article 63 of the Chilean Companies Act of Law 18,046, we inform you that Enersis S.A.'s Board of Directors, according to Company's Social bylaws, has convened an Ordinary Shareholders’ Meeting to be held on April 16, 2013 at 11:30 am at San Cristóbal Room, in Sheraton Santiago Hotel & Convention Center located at Av. Santa María N° 1742, Providencia, Santiago.

The purpose of this Meeting is for the shareholders to acknowledge and address the following issues:

1.             Approval of Annual Report, Financial Statements, Report of the External Auditors and Account Inspectors for the fiscal year ended on December 31, 2012.

2.             Approval of Profits and Dividends Distribution.

3.             Election of the Board of Directors

4.             Compensation for the Board of Directors.

5.             Compensation for the Directors' Committee and approval of their 2013 budget.

6.             Information on the Board of Directors’ Expenses, and Annual Report on Management, Activities and Expenses of the Directors' Committee.

7.             Appointment of an external auditing firm governed by Chapter XXVIII of Securities Market Law 18,045.

8.             Election of two Account Inspectors and their alternates, as well as their compensation.

9.             Appointment of Risk Rating Agencies.

10.           Approval of the Investment and Financing Policy.

11.           Information on the Company’s Dividend Policy and procedure for dividends distribution.

12.           Information on Board resolutions, in connection with transactions or contracts governed by article 146 of the Chilean Companies Act of Law 18,046.

13.           Information on the processing, printing and release costs of information required by Circular 1,816 of the Superintendence of Securities and Insurance.

14.           Other matters of interest and competence of the Ordinary Shareholders' Meeting.

15.           Other necessary resolutions for the proper implementation of the above mentioned agreements.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

c.c.:         Bolsa Comercio de Santiago

Bolsa Electrónica de Chile

Bolsa Corredores de Valparaíso

Comisión Clasificadora de Riesgo

Representante Tenedores de Bonos Locales

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURES

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 8, 2013